VIA EDGAR AND FACSIMILE	Sarmiento 447 – C1041AAI C.A.B.A – Rep. Argentina	.

Mr. Michael Seaman	September 27, 2010
Special Counsel
Mr. Matt McNair
Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Washington, D.C. 20549
Fax: (703) 813-6983

Re.	Macro Bank, Inc.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 1, 2010
File No. 001-32827

Dear Mr. Seaman:

By letter dated September 13, 2010, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on Banco Macro S.A. (Macro Bank, Inc.) (the “Company”)’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2010.  In response to the Staff’s comments, the Company submits the responses below.

For your convenience, the Company has reproduced below in italics the Staff’s comments and has provided responses immediately below the comments.

Comment No. 1

Item 4. Information on the Bank
Allocation of the Allowance for Loan Losses, page 53

1. Please revise future filings to present this information for five years as required by Industry Guide 3.

Response to Comment No. 1

The Company will revise future filings to present the information requested for five years.

Comment No. 2

Item 7. Major Shareholders and Related Party Transactions
B. Related Party Transactions, page 87

2. Please provide to the staff the information required by Item 7.B.2 of Form 20-F and revise future filings accordingly. Alternatively, confirm, if accurate, that Instruction 2 to Item 7.B is applicable and revise future filings accordingly.

Response to Comment No. 2

Instruction 2 to Item 7.B is applicable to the Company, and the Company will conform its disclosure to such instruction in future filings.

Comment No. 3

Item 10. Additional Information
C. Material Contracts, page 94

3. Please provide us with a detailed explanation of the analysis you undertook to conclude that you have no material contracts.

Response to Comment No. 3

In connection with the preparation of the 2009 Form 20-F, the Company conducted internal inquiries to obtain the information necessary to update its disclosure in accordance with the instructions to Form 20-F.  These inquiries included, the identification of contracts to which the Company or any subsidiary is a party that (i) are not contracts that ordinarily accompany the kind of business that the Company and its subsidiaries conduct, (ii) fall under any of the categories set forth in paragraph 4(b) of the “Instructions as to Exhibits” of Form 20-F, or (iii) are otherwise considered material under paragraph 4(c) of the “Instructions as to Exhibits” of Form 20-F.

Based on such inquiries, the Company concluded that, during the two years immediately preceding publication of the 2009 Form 20-F, the Company and its subsidiaries did not enter into or become a party to any contract that is required to be disclosed under Item 10.C of Form 20-F.

Comment No. 4

Item 18. Financial Statements
31. Consolidated Income Statements and Balance Sheet, page F-62

4. The Consolidated Income Statement on page 53 indicates it is presented under the measurement methods provided by the Central Bank but under the US SEC disclosure requirements.  Please tell us and revise future filings to clarify the specific nature of the organization and development expenses you are amortizing and the provision for losses other receivables and other allowance that you present in the Consolidated Income Statement.  Clarify the US GAAP guidance that you relied on for your reconciliation to US GAAP and the associated US GAAP accounting policies.

Response to Comment No. 4

As indicated in the Company’s audited consolidated financial statements as of and for the years ended December 31, 2009 and 2008 (see notes 4.4.l), 26 and 35.5.), “Amortization of organization and development expenses” includes primarily:

•
Costs related to information technology projects (purchased software): under Central Bank Rules, the Company records as expenses software costs relating to preliminary application development and post–implementation stages of software development.  Central Bank Rules allow capitalization of certain costs that are not eligible for capitalization under ASC 350- 40.  The Company follows the requirements of ASC 350- 40 for its US GAAP policy with respect to such costs. Please see also note 35.5.b) of the Company’s audited consolidated financial statements as of and for the years ended December 31, 2009 and 2008.

•
Differences due to court orders: under Central Bank Rules, the Company records under this item exchange differences related to payments and provisions made by the Company in relation to the constitutional protection and court judgments resulting from court decisions mentioned in note 2 to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2009 and 2008.  Under ASC 450, the right to obtain compensations for this asset is deemed a contingent gain that cannot be recognized until realized and, therefore, the Company includes this in the US GAAP reconciliation. Please see also note 35.5.a) of the Company’s audited consolidated financial statements as of and for the years ended December 31, 2009 and 2008.

•
Organization costs: under Central Bank Rules, the Company records under this item cost inherent to the set up and organization of the Bank. Under ASC 720-15, these organization costs are expensed. Please see also note 35.5.c) of the Company’s audited consolidated financial statements as of and for the years ended December 31, 2009 and 2008.

Additionally, as described in the Company’s audited consolidated financial statements as of and for the years ended December 31, 2009 and 2008 (see notes 4.4.o) and 27), “Provision for losses on other receivables and other allowances” mainly includes expenses related to contingent liabilities for probable claims, lawsuits and other proceedings, including those related to labor and other obligations. The amounts have been accrued in accordance with Central Bank Rules, which are similar to ASC 450 “Contingencies”.

The Company takes note of the Staff´s comment and will review future filings to include cross references in note 31 to the notes mentioned in previous paragraphs and vice-versa.

Comment No. 5

35. Summary of Significant Differences … page F-68

5. Please tell us and revise future filings to provide a discussion of your accounting policy for repurchase agreements and how it complies with US GAAP. Discuss whether you record these transactions as sale or as secured financings and, in each case, how you determined the appropriateness of your accounting.

Response to Comment No. 5

With regard to the Company’s repurchase agreements, the Company determined that Central Bank Rules are similar to ASC 860. As a consequence, the Company recorded all of those agreements as secured financings and there is no difference under US GAAP. There are no agreements that would qualify for sales under applicable accounting policies.

The Company takes note of the Staff´s comment and will review future filings to clarify our accounting policy for repurchase agreements under US GAAP.

Comment No. 6

35.1. Income Taxes, page F-68

6. Please tell us and revise future filings to disclose why it is more likely than not that you will not realize a portion of your deferred tax assets such that a valuation allowance is required.  Clearly disclose how you determined the amount of the valuation allowance that was required at each balance sheet date.

Response to Comment No. 6

In accordance with ASC 740-10-30-16 through 30-25, the Company evaluates for each consolidated entity all available evidence, both positive and negative and the future realization of the tax benefit over a relatively short period of time (considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies). The Company considers using future projections of income for only relatively short periods of time to be a reasonable approach, given Argentina's history of economic volatility.

In determining the amount of the valuation allowance for deferred tax assets required at each balance sheet date, the Company applies ASC 740 as mentioned in note 35.1. to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2009 and 2008. At each balance sheet date and since the Initial Public Offering, the Company has applied the same policy.

The Company takes note of the Staff´s comment and will review future filings to clarify the disclosures for valuation allowances for deferred tax.

Comment No. 7

35.2 Exposure to Argentine Public Sector and Private Securities, page F-70

7. Please provide us with a schedule that presents securities available for sale in a tabular format that reconciles them to the balance sheet in footnote 31 and that includes the disclosure requirements of ASC 320-10-50-2.  Similarly, please address the disclosure requirements of ASC 320-10-50 sub paragraphs 6 and 7.  Revise future filings to include this information.

Response to Comment No. 7

The following tabular format reconciles securities classified as available for sale (note 35.2. to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2009 and 2008) to the balance sheet under Central Bank Rules (note 31) and includes the disclosure requirements of ASC 320-10-50-2:

	As of December 31, 2009
Securities	Balance Sheet	Amortized Cost	Net Unrealized Gains	Fair Value

Holdings in special investment accounts	659,371	578,755	318,487	897,242
Instrument issued by Central Bank of Argentina and other unlisted securities	(1) 5,374,035	5,359,701	(4,622)	5,355,079

	6,033,406	5,938,456	313,865	6,252,321

	As of December 31, 2008
Securities	Balance Sheet	Amortized Cost	Net Unrealized Gains	Fair Value

Holdings in special investment accounts	448,305	459,797	(51,130)	408,667
Instrument issued by Central Bank of Argentina and other unlisted securities	(1) 3,967,708	3,957,135	(53,662)	3,903,473

	4,416,013	4,416,932	(104,792)	4,312,140

(1)
As of December 31, 2009 and 2008, it includes 521,159 and 5,626, respectively, related to available for sale securities under repurchased agreements classified in note 31 as “Federal Funds sold and securities purchased under resale agreements of similar arrangements”.

In addition, the following table presents the contractual maturities of the securities available for sale as of December 31, 2009 (see notes 21. and 24. for the contractual maturities under Central Bank Rules):

	Maturing
Securities	Within 1 year	After 1 year but within 5 years	After 5 year but within 10 years	After 10 years	Without due date	Total

Holdings in special investment accounts	19,308	633,028	219,818	25,088	0	897,242
Instrument issued by Central Bank of Argentina and other unlisted securities	5,228,164	107,193	19,722	0	0	5,355,079

	5,247,472	740,221	239,540	25,088	0	6,252,321

In accordance with the disclosure requirements of ASC 320-10-50 sub paragraph 6 and 7, the following table presents information regarding investments with unrealized loss position:

	For the years ended December 31
	2009		2008
Securities	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value

Holdings in special investment accounts	0	0	(51,766)	355,130
Instrument issued by Central Bank of Argentina and other unlisted securities	(19,919)	3,510,618	(61,517)	2,450,063

	(19,919)	3,510,618	(113,283)	2,805,193

As of December 31, 2009 and 2008, all investments had been in a continuous unrealized loss position for less than 12 months.

In addition, as of December 31, 2009 the unrealized losses were not significant. However, the Company evaluated the Argentine macroeconomic environment and the decline in fair value to determine whether it was other than temporary and concluded that there was no need to record anything other than temporary impairment.

The Company takes note of the Staff´s comment and will review future filings to include the disclosure requirements of ASC 320-10-50 paragraphs 2, 6 and 7.

******

In accordance with the requests at the end of your letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing or require any additional information, please do not hesitate to contact me at (5411) 5222 6730 or Andrés de la Cruz at (212) 225 2208.

Very truly yours,

BANCO MACRO S.A.

/s/ Jorge Scarinci
By: Jorge Scarinci
Title: Financial and Investor Relations Manager

c.c.	Kevin W. Vaughn – Accounting Branch Chief – Securities and Exchange Commission
Paul Cline – Staff Accountant – Securities and Exchange Commission

Paola Gayoso – Banco Macro S.A.
Andrés de la Cruz – Cleary Gottlieb Steen & Hamilton LLP